                              UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                                   FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER THE SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                                COMMISSION FILE NUMBER 33-88350

                       PriCellular Wireless Corporation
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             (Exact name of registrant as specified in its charter)

     711 Westchester Avenue, White Plains, New York 10604, (914) 422-0800
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(address, including zip code, and telephone number, including area code, of registrant's principal executive officers)

10 3/4% Senior Notes due 2004, 12 1/4% Senior Subordinated Discount Notes due
           2003 and 14% Senior Subordinated Discount Notes due 2001
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           (Title of each class of securities covered by this Form)

                                     None
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(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

           Rule 12g-4(a)(1)(i)   / /        Rule 12h-3(b)(1)(i)   /X/
           Rule 12g-4(a)(1)(ii)  / /        Rule 12h-3(b)(1)(ii)  / /
           Rule 12g-4(a)(2)(i)   / /        Rule 12h-3(b)(2)(i)   / /
           Rule 12g-4(a)(2)(ii)  / /        Rule 12h-3(b)(2)(ii)  / /
                                            Rule 12h-3(b)(3)      / /
                                            Rule 15d-6            / /

     Approximate number of holders of record as of the certification or notice date: None

     Pursuant to the requirements of the Securities Exchange Act of 1934, PriCellular Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                                   PRICELLULAR WIRELESS CORPORATION

Date: June 30, 1998                By:       /s/ JAMES J. WALTER, JR.
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                                       Name:  James J. Walter, Jr.
                                       Title: Chief Financial Officer

INSTRUCTION: This form is required by Rules 12g-4, 12h-3 and 15d-5 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.